EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(the “Company” or “Bezeq”)

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Re: Striking out of discovery motions prior to filing of a derivative claim in connection with the Yes transaction

On October 24, 2017, the Company received a decision rendered by the Tel Aviv District Court (the Economic Department) on the same day ordering the striking out of three motions for discovery prior to the filing of a motion to approve a derivative claim under Section 198A of the Companies Law (the “Discovery Motions”), which were filed against the Company and the subsidiary, D.B.S. Satellite Services (1998) Ltd. (“DBS”).

Reference is made to motions to order the Company and D.B.S. to provide the petitioners with documents and information in connection with the agreement for the acquisition of D.B.S. by the Company, and in particular with respect to the “second additional consideration” under that agreement, which were filed following the Securities Authority’s commencement of an open investigation in the matter (with respect to the Discovery Motions, see the Company’s immediate report of June 26, 2017, Ref. No. 2017-01-053212, and an update to Section 2.18 of the chapter containing a description of the Company’s business affairs in the Company’s quarterly report for the period ended June 30, 2017, subsection 4).

In its decision, the court granted a Company shareholder’s motion to strike out the Discovery Motions. Such shareholder had filed a motion to approve a derivative claim against the controlling shareholder and directors of the Company in 2015 (the “Motion to Approve a Derivative Claim”) with the Tel Aviv District Court (Economic Department) in connection with the agreement for the acquisition of D.B.S. by the Company (a motion that is still pending). With respect to the Motion to Approve a Derivative Claim, see also Section 2.18(b) of the chapter containing a description of the Company’s business affairs in the Company’s periodic report for 2016 and an update to that section in the Company’s quarterly report for the period ended June 30, 2017.

The court decided to strike out the three Discovery Motions after reaching the conclusion that such motions give rise to questions of fact and law that are essentially similar to the questions that arise in the Motion to Approve a Derivative Claim. The court also noted in its decision that if the petitioner in the Motion to Approve a Derivative Claim does not submit a motion to amend the Motion to Approve (such that it also applies to the matters included in the Discovery Motions) or, alternatively, it files such a motion and its motion is dismissed, the petitioners in the Discovery Motions will have the right to initiate legal proceedings should they so determine.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.